	ADDITIONAL INFORMATION	E1
SHELL ANNUAL REPORT AND FORM 20-F 2014	EXHIBIT 7.1

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ MILLION

	2014	2013	2012	2011	2010
Pre-tax income from continuing operations before income from equity investees	22,198	26,317	41,564	46,806	29,391
Total fixed charges	2,113	1,710	1,712	1,608	1,684
Distributed income from equity investees	6,902	7,117	10,573	9,681	6,519
Less: interest capitalised	757	762	567	674	969
Total earnings	30,456	34,382	53,282	57,421	36,625
Interest expensed and capitalised	1,522	1,412	1,461	1,209	1,218
Interest within rental expense	591	298	251	399	466
Total fixed charges	2,113	1,710	1,712	1,608	1,684
Ratio of earnings to fixed charges	14.41	20.11	31.12	35.71	21.75